Resin Systems Provides Manufacturing Transition Update

Calgary, Alberta, August 6, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced today that the Ontario Superior Court has finalized all legal requirements for appointing BDO Dunwoody LLP as interim receiver for Global Composite Manufacturing Inc. (“GCM”). RS's access to the Tilbury, Ontario manufacturing facility is complete.

RS applied to have the interim receiver appointed for GCM due to GCM’s failure to obtain the planned funding necessary to operate its business. The appointment of the interim receiver was the most orderly way to protect and preserve RS’s assets, achieve a smooth transition of operations and ensure the continuation of production activities. Manufacturing will start immediately and RS's production targets for cell 1 and 2 remain unchanged. RS will not require additional funding to operate cells 1 and 2.

“With production activities continuing, we have achieved our objective of seamlessly transferring the manufacturing operations in Tilbury,” said Paul Giannelia, president and chief executive officer of RS. “We will continue to remain focused on increasing output and moving forward to grow our business.”

Webcast

RS will hold a teleconference and webcast on Tuesday, August 12, 2008 at 11 a.m. (EDT) / 9 a.m. (MDT) to discuss the Company's manufacturing and business plans. The call will be hosted by Paul Giannelia, president and chief executive officer of RS, and will contain a question and answer period.

To participate please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately 10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page and the investor relations page. The webcast will be archived for approximately 90 days. In addition, to access a replay of the teleconference, please dial 1-866-245-6755 (toll-free in North America) or (416) 915-1035 and enter passcode 382444. The replay will be available for 15 days.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com